BENETTON SHAREHOLDERS' MEETING APPROVES COMPANY REORGANISATION PLAN

Ponzano 25 November 2003 – The Benetton Group Shareholders' Meeting, meeting today under the chairmanship of Luciano Benetton, approved the plan to change the group's company and organisation structure, which has the objective of decentralising operating activities to specifically dedicated structures.

The aims of the decision are to bring the company and management structure in line with the group's new strategies, to improve the efficiency and competitiveness of the individual areas under specific operating companies and, ultimately, to bring the group even closer to the market.

In particular, the project provides for the transfer of the business activity relating to ownership and management of trademarks and commercial activities to the wholly-owned company **Bencom S.r.l**; the business activity relating to production and logistics to the wholly-owned company **Benind S.p.A.** and the business activity relating to IT services and systems to the wholly-owned company United Web S.p.A. (which will take the name of **Bentec S.p.A.**).

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